

August 2, 2023

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics Inc.
3913 Todd Lane
Austin, TX 78744

> **Re: Monogram Orthopaedics Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2023**
> **File No. 333-273473**

Dear Benjamin Sexson:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:　　Dean M. Colucci, Esq.